EXHIBIT 99.1

Valneva to Present on Chikungunya at Several Leading Scientific Conferences

Saint-Herblain (France), October 11, 2023 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, announces today it will present on the mosquito-borne chikungunya disease at several leading scientific conferences during the fourth quarter of 2023.

At IDWeek, the annual meeting of the Infectious Diseases Society of America (IDSA), Valneva will support the roundtable discussion “Chikungunya is an Increasing Global Threat: The Need for Better Protection” taking place on October 14, 2023 at 6:00 pm Eastern Daylight Time (EDT) in Boston, Massachusetts.

At the American Society of Tropical Medicine and Hygiene (ASTMH) 2023 Annual Meeting in Chicago, Illinois, Valneva will hold two chikungunya presentations on October 20, 2023 at 11:00 am and 12:15 pm Central Daylight Time (CDT). The Company will also display three posters: “Clinical evidence on disease burden of the mosquito-borne chikungunya virus (CHIKV): a systematic literature review”, “The economic Burden of Illness of the globally spreading chikungunya virus (CHIKV): a Systematic Literature Review” and “The spread of chikungunya vectors: a potential threat to global health.”

During the World Vaccine Congress Europe taking place October 16 - 19, 2023 in Barcelona, Spain, Valneva will display a poster titled “Safety of Live Attenuated Vaccines in Immunocompromised Patients and Pregnant Women: A Systematic Review”.

At the International Society of Vaccines Annual Congress taking place in Lausanne, Switzerland Valneva will present on chikungunya on October 24, 2023 at 09:45 am Central European Summer Time (CEST). The Company will also display two posters at the event, including “Dynamic disease transmission model recreating the 2017 Chikungunya virus (CHIKV) outbreak in Anzio, Italy: the impact of vaccination, global warming, and viral importation.”

Finally, during the International Society for Pharmacoeconomics and Outcomes Research (ISPOR) European Congress taking place November 12 - 15, 2023 in Copenhagen, Denmark, Valneva will display three posters titled: “Global Burden of Disease Study on Chikungunya: Estimating Disability-Adjusted Life Years (DALYs) and Cost Burden”, “A systematic literature review and meta-analysis of clinical chikungunya outcomes” and “Transmission Dynamics and Vaccination Strategies for Chikungunya Virus (CHIKV): An Outbreak Simulation Study in Rome, Italy.”

About Chikungunya
Chikungunya is a mosquito-borne viral disease caused by the chikungunya virus (CHIKV), a Togaviridae virus, transmitted by Aedes mosquitoes. Infection leads to symptomatic disease in up to 97% of humans after four to seven days following the mosquito bite. While mortality with CHIKV is low, morbidity is high, and the global market for vaccines against chikungunya is estimated to exceed $500 million annually by 20321. Clinical symptoms include acute onset of fever, debilitating joint and muscle pain, headache, nausea, rash and chronic arthralgia. Chikungunya virus often causes sudden large outbreaks with high attack rates, affecting one-third to three-quarters of the population in areas where the virus is circulating. The high-risk areas of infection for travelers are places where chikungunya virus-carrying mosquitos are endemic, including the Americas, parts of Africa, and Southeast Asia, and the virus has spread to more than 110 countries2. As of July 2022, more than three million cases have been reported in the Americas3 and the economic impact is considered to be significant. The medical and economic burden is expected to grow as the CHIKV primary mosquito vectors continue to spread geographically. There are no preventive vaccines or effective treatments available and, as such, chikungunya is considered to be a major public health threat.

About Valneva SE
Valneva is a specialty vaccine company focused on the development, manufacturing and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to commercialize three vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against the chikungunya virus and Lyme disease.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements

This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development and clinical trials for product candidates, to regulatory approval of product candidates and review of existing products. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 VacZine Analytics Chikungunya virus vaccines Global demand analysis. February 2020
2 https://www.who.int/news-room/fact-sheets/detail/chikungunya
3 PAHO/WHO data: Number of reported cases of chikungunya fever in the Americas (Cumulative Cases 2018-2022 and Cases per year 2013-2017). https://www.paho.org/data/index.php/en/mnu-topics/chikv-en/550-chikv-weekly-en.html. Last accessed 25 Jul 2022.